

November 8, 2011

Via E-mail
Mr. Carmen Joseph Carbona
Chief Executive Officer
Nova Mining Corporation
2903 ½ Frank Gay Road
Marcellus, New York
13108

> **Re: Nova Mining Corporation**
> **Form 10-K for Fiscal Year Ended**
> **February 28, 2011**
> **Filed June 29, 2011**
> **File No. 000-52668**

Dear Mr. Carbona:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining